AB 3/12

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 AND ENDING DECEMBER 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY

FIRM ID. NO.
8032

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
29 SAWYER ROAD, ONE UNIVERSITY OFFICE PARK

WALTHAM	MASSACHUSETTS	02453
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781) 736-0700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET	BOSTON,	MA	02109
(Address)	(City)	(state)	(Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/24

OATH OR AFFIRMATION

I RICHARD HUNTER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORK as of DECEMBER 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public 3/25/09

JOHN R. HAGBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 16, 2015

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

COMMONWEALTH *financial network*

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES LLP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

COMMONWEALTH FINANCIAL NETWORK[SM]
YEARS ENDED DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Commonwealth Financial Network^{SM}
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

We have audited the accompanying statements of financial condition of Commonwealth Financial Network^{SM} ("Commonwealth" or the "Company"), a Registered Service Mark for Commonwealth Equity Services, LLP as of December 31, 2008 and 2007 and the related statements of income, changes in partners' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act ("CEAct"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 and 2007 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I, II, and III are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 25, 2009

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 34,027,629	$ 26,493,816
Restricted cash and cash equivalents	2,681,157	3,189,098
Receivables:		
Brokers and clearing organizations	15,638,739	19,497,611
Employees and registered representatives	8,927,205	6,512,934
Other	150,059	28,466
Securities owned, at market value	11,335,655	10,996,516
Property and equipment, net	9,745,618	7,181,955
Other assets	1,235,685	1,284,055
Deposits with clearing organizations and others	50,000	50,000
Total assets	$ 83,791,747	$ 75,234,451
Liabilities and Partners' Equity		
Accrued liabilities	$ 15,555,309	$ 15,467,218
Accrued deferred compensation	14,003,135	8,073,158
Payables:		
Brokers and clearing organizations	10,761,135	12,315,702
Other	4,545,825	6,048,827
Subordinated borrowings	31,705,000	27,205,000
Other liabilities	395,774	119,808
Due to affiliates	222,717	161,465
Total liabilities	77,188,895	69,391,178
Commitments and contingencies (Note 10)		
Partners' equity:		
Equity; 3,300,000 units authorized and 2,700,000 issued and outstanding at December 31, 2008 and 2007	2,594,544	2,074,659
Retained earnings	4,008,308	3,768,614
Total partners' equity	6,602,852	5,843,273
Total liabilities and partners' equity	$ 83,791,747	$ 75,234,451

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Commissions and fees	$ 410,452,124	$ 410,013,582
Non-commission income	89,665,112	72,255,229
Principal transactions	2,177,363	5,300,687
Interest income	1,585,080	2,084,930
Total revenues	503,879,679	489,654,428
Expenses:		
Commissions	373,734,230	369,907,341
Compensation and benefits	66,468,540	62,279,119
Management fees	31,096,188	28,445,699
Brokerage, exchange and clearing fees	12,418,683	8,910,928
Occupancy	6,805,919	6,644,746
Legal and professional fees	439,885	390,441
Settlement costs	391,720	540,875
Communications	2,039,416	1,761,670
Recruiting and advertising	5,174,616	3,469,674
Data processing and technology	3,083,103	2,656,560
Interest expense	1,834,464	2,328,158
Miscellaneous expense	152,318	1,379,678
Total expenses	503,639,082	488,714,889
Net income before taxes	240,597	939,539
Income taxes	903	1,302
Net income	$ 239,694	$ 938,237

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK SM
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Number of Units	Carrying Amount	Retained Earnings	Total Partners' Equity
Balance, December 31, 2006	2,700,000	$ 1,793,049	$2,830,377	$ 4,623,426
Stock option expense	-	281,610	-	281,610
Net income	-	-	938,237	938,237
Balance, December 31, 2007	2,700,000	2,074,659	3,768,614	5,843,273
Stock option expense	-	519,885	-	519,885
Net income	-	-	239,694	239,694
Balance, December 31, 2008	2,700,000	$ 2,594,544	$4,008,308	$ 6,602,852

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 239,694	$ 938,237
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,198,716	2,335,887
Deferred compensation expense	5,929,977	4,700,904
Stock option expense	519,885	281,610
Unrealized loss (gain) on trading securities	4,511,151	(103,569)
Changes in assets and liabilities:		
Receivables	1,323,008	(3,504,585)
Securities owned, at cost	(4,850,290)	(5,681,396)
Other assets	556,311	283,539
Accounts payable	(3,057,569)	2,945,901
Accrued liabilities	364,057	2,889,344
Due to affiliates	61,252	(72,437)
Net cash provided by operating activities	7,796,192	5,013,435
Cash flows from investing activities:		
Acquisition of property and equipment, net	(4,762,379)	(3,860,622)
Net cash used in investing activities	(4,762,379)	(3,860,622)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	4,500,000	4,650,000
Net cash provided by financing activities	4,500,000	4,650,000
Net increase in cash and cash equivalents	7,533,813	5,802,813
Cash and cash equivalents, beginning of year	26,493,816	20,691,003
Cash and cash equivalents, end of year	$ 34,027,629	$ 26,493,816
Supplemental Disclosure of Cash Flow Information:		
Interest	$ 1,672,457	$ 2,079,886
Taxes	$ 3,201	$ 10,880

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, LLP ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer that is the "home office" for its national network of independent representatives. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenues are generated as a result of the purchase and sales of investment securities and related products. All commission revenues and related commission expenses are recorded on a settlement date basis; amounts recognized do not differ materially from those that would have been recognized on a trade date basis. Revenues also include 12b-1 fees received from certain mutual funds for a period of time after the sale of those funds. In recording revenues for 12b-1 fees, management makes estimates of amounts to be received subsequent to year end for fees earned before year end based on a model that reflects historical collection experience.

Securities Transactions

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, payables, and subordinated borrowings.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use of software development costs will be amortized using the straight-line method over the estimated useful life once placed in service.

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an S corporation and a Limited Liability Partnership for federal and state tax purposes. As a result, income and losses of the Company are passed through to its partners for tax purposes. Accordingly, no provision has been made for federal income taxes. The Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*" ("SFAS 123R"), prospectively. Under this standard, the Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

For all options prior to 2006, the Company applies SFAS No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to continue to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related interpretations.

Deferred Compensation

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

On December 30, 2008, the FASB Staff released FASB Staff Position FIN 48-3, entitled *"Effective Date of FASB Interpretation No. 48 for Certain Non-public Enterprises"*. With this guidance, most private companies and not-for-profit organizations will not need to consider implementing the guidance in FIN 48 until (at least) fiscal years beginning after December 15, 2008 (calendar-year 2009). The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5, *"Accounting for Contingencies"*.

NOTE 3 – MARKETABLE SECURITIES

The Company classifies their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading securities. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the years ended December 31, 2008 and 2007, unrealized losses and gains on trading securities held were $4,511,151 and $103,569, respectively.

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), for certain financial assets and financial liabilities that are measured at fair value on a recurring basis. In February 2008, the Company also adopted FSP 157-2, *"Partial Deferral of the Effective Date of Statement 157"*, which deferred the effective date of SFAS 157 for all non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis to fiscal years beginning after November 15, 2008. Also, in October 2008, the FASB issued FSP-3, *"Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active"*, which was effective upon issuance including periods for which financial statements had not been issued. SFAS 157 provides a consistent definition of fair value, with a focus on exit price from the perspective of a market participant.

The Company holds fixed income instruments and mutual funds which are carried at fair value. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

NOTE 3 – MARKETABLE SECURITIES (Continued)

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents financial assets and liabilities measured at fair value on a recurring basis and their related valuation inputs as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008			
	Total	Level 1	Level 2	Level 3
Fixed income	$ 3,646,693	$ 3,646,693	$ -	$ -
Marketable securities, at market value	7,688,962	7,688,962	-	-
Total assets	$ 11,335,655	$ 11,335,655	$ -	$ -

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2008 and 2007, there were trades that were pending settlement, resulting in a due from clearing organizations of $103,997 and $1,256,613, respectively, included in the statement of financial condition.

NOTE 5 – REPRESENTATIVE LOANS

In order to assist its representatives in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific quota of commissions. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2008 and 2007, the balance of representative loans owed to the Company was $8,269,351and $6,284,601, respectively. At December 31, 2008 and 2007, $5,665,363 (69%) and $5,064,050 (81%), respectively, of the outstanding amount was forgivable.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2008	2007
Computers, furniture and fixtures	$ 11,970,515	$ 13,142,803
Software	8,363,618	5,380,929
Leasehold improvements	2,889,598	2,811,598
	23,223,731	21,335,330
Less: accumulated depreciation	(13,478,113)	(14,153,375)
	$ 9,745,618	$ 7,181,955

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTY

The lenders, consisting of the Company's principal partners, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2008 and 2007, an additional $4,500,000 and $5,000,000, respectively, was loaned to the Company.

The Company has subordinated borrowings maturing as follows:

2009	$ -
2010	13,725,000
2011	9,500,000
2012	8,480,000
Total	$ 31,705,000

The interest rate on all subordinated debt is at the prime lending rate (3.25% and 7.25% at December 31, 2008 and 2007, respectively), plus one percent, payable monthly. Interest expense on these loans for the years ended December 31, 2008 and 2007 totaled $1,669,994 and $2,072,169, respectively.

NOTE 8 – INCOME TAXES

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred benefit for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from accruals, depreciation, and amortization.

The components of the provision for income taxes are as follows:

	2008	2007
State income tax provision, current	$ 16,751	$ 8,160
State income tax benefit, deferred	(15,848)	(6,858)
	$ 903	$ 1,302

NOTE 9 - OPTION PLANS

Stock Option Plan

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant options to its employees only for the purchase of partnership units, up to a maximum of 600,000 units. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Units	Exercise Price per Unit	Weighted Average Exercise Price
Options outstanding, December 31, 2006	315,634	$19.81 - $49.80	$ 37.61
Granted	86,050	$54.33 - $71.95	$ 64.85
Exercised	-	-	-
Canceled	(46,514)	$19.40 - $71.95	$ 43.00
Options outstanding, December 31, 2007	355,170	$19.40 - $71.95	$ 43.43
Granted	91,130	$77.47 - $82.76	$ 80.32
Exercised	-	-	-
Canceled	(51,993)	$19.40 - $82.76	$ 41.02
Options outstanding, December 31, 2008	394,307	$19.40 - $82.76	$ 52.27
Options exercisable, December 31, 2007	172,284	$19.40 - $66.04	$ 34.25
Options exercisable, December 31, 2008	245,906	$19.40 - $82.76	$ 46.06

The weighted average remaining contractual term in years was 21.9 for options outstanding at December 31, 2008 and 21.0 for options exercisable at December 31, 2008.

The following table provides a summary of the status of the Company's unvested stock options for the purchase of units as of December 31, 2008 and the changes during the year then ended:

	Units	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	182,886	$ 11.16
Granted	91,130	$ 13.77
Vested	(99,578)	$ 10.19
Forfeited	(26,037)	$ 11.97
Non-vested, end of year	148,401	$ 12.42

NOTE 9 - OPTION PLANS (Continued)

Stock Option Plan (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued during the years ended December 31, 2008 and December 31, 2007:

	2008	2007
Risk free interest rate	3.50%	4.75%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Volatility	7.31%	7.57%

The weighted average grant date fair value using the Black-Scholes option pricing model was $13.77 during the year ended December 31, 2008. Total stock option compensation expense attributable to options granted during the year ended December 31, 2008 was $519,885. In addition, the Company recognized $1,038,421 as an expense attributable to payouts for vested options.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space in Waltham, Massachusetts and San Diego, California with expiration dates in 2011 and 2016, respectively. During July 2005, the Company began to lease additional space in its Waltham office and extended the lease term through 2011. As part of the lessor's requirement for leasing this additional office space, the Company has set aside funds totaling approximately $2,700,000, which is reported as restricted cash and cash equivalents and restricted investments on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduce the Company's overall rental costs. Sublease rental income included in rent expense was $854,865 and $792,728 for the years ended December 31, 2008 and 2007, respectively. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2009	$ 3,574,446	$ 120,777
2010	3,591,812	8,736
2011	3,609,186	2,184
2012	917,746	-
2013	935,120	-
Thereafter	2,866,152	-
Total	$ 15,494,462	$ 131,697

Rent expense under these leases were $3,676,212 and $3,518,457 for the years ended December 31, 2008 and 2007, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and Claims

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2008 and 2007, the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. The Company has accrued expenses for legal fees of approximately $150,000 and $90,000 for the years ended December 31, 2008 and 2007, respectively.

Deferred Compensation

The Company entered into agreements (the "Agreements") with five employees (the "Employees") in 2005 that provide for the payment of deferred compensation upon termination of employment subject to a five-year vesting schedule beginning January 1, 2006. Following termination of employment, each of the Employees will be entitled to receive six semi-annual cash payments that in total equal the value of his vested deferred compensation as determined under terms of the Agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules. The Company recorded deferred compensation expense of $5,929,977and $4,700,904 for the years ended December, 31, 2008 and 2007, respectively, pursuant to the terms of the Agreements.

Equity Repurchase Obligation – Minority Owner

The Company is obligated to repurchase the equity interest of a minority owner, also an employee, as a result of an agreement signed in 1999 (the "1999 Agreement"). Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner will receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under the terms of the 1999 Agreement.

NOTE 11 – 401(K) PLAN

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2008 and 2007 were $1,224,733 and $793,723, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to Affiliate

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and partner of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides on-going operational and marketing support to CESI. At December 31, 2008 and 2007, the balance due to affiliated parties was $222,717 and $161,465, respectively. Expenses allocated to CESI for marketing and operational support was $1,353,752 and $1,021,072 for the years ended December 31, 2008 and 2007, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS (Continued)

Due to Affiliate (Continued)

During the course of the year, the Company paid premiums to a related party captive insurance company, Claridge Insurance ("Claridge"). Claridge is owned and controlled entirely by a holding company that, in turn, is owned and controlled by a principal officer and partner of the Company. The Company pays premiums to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $1,000,000 per occurrence with a deductible of $0. For the years ending December 31, 2008 and 2007, the Company paid Claridge a total of $2,500,000 and $2,700,000, respectively, in premiums.

Management Fees

The Company pays management fees to a firm controlled by the Company's principal partner. For the years ended December 31, 2008 and 2007, $31,096,188 and $28,445,699, respectively, were paid in fees.

NOTE 13 - CONCENTRATIONS

For the years ended December 31, 2008 and 2007, commissions receivable from its clearing firm, National Financial Services, LLC, was $8,941,962 and $11,581,383, respectively, or 57% and 59%, respectively, of all receivables from brokers, product sponsors, and clearing organizations.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $11,378,982 and $9,137,327, respectively, which was sufficient to meet the required net capital of $3,064,769 and $2,838,521, respectively. The Company's net capital ratio for December 31, 2008 and 2007 was 4.04 to 1 and 4.66 to 1, respectively.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2008 and 2007.

NOTE 15 – SUBSEQUENT EVENTS

Auction Rate Securities

As of February 25, 2009, the Company's clients held approximately $31,050,000 (par value) worth of auction rate securities. Of that amount, $18,875,000 was purchased through the Company and $12,175,000 was purchased through other broker-dealers. As a result of the auction market failures in 2008, most of these securities have no ready market. Some however, have been called, redeemed or refinanced by their issuer, while others can be sold on a secondary market at a steep discount. The Company has not received any written complaints concerning its advisors' sale of these products. Nevertheless, the Company has entered into two letter agreements to purchase two clients' positions in the securities (totaling $900,000 par value) if they are not sold, redeemed, or refinanced by March 31, 2009. The Company is also in discussions with a third client that currently owns $2,175,000 (par value) of auction rate securities. These discussions could result in the Company agreeing to make a series of three consecutive six-month loans to the client for the par value of those securities, with the securities as the sole collateral for the loans.

NOTE 15 – SUBSEQUENT EVENTS (Continued)

Madoff Investments

During 2008, 38 of the Company's clients purchased a total of $9,350,200 worth of Interests in Spectrum Select LP ("Spectrum"), a feeder hedge fund. Spectrum, subsequently invested all of those assets in the Rye Select Broad Market Series ("Rye"), a series of limited partnerships managed by Tremont Partners, Inc. ("Tremont"). Tremont allocated all of the assets in Rye to Bernard L. Madoff ("Madoff") who, in December 2008, was arrested for engaging in an investment fraud scheme involving Rye's assets, as well as assets of an unknown number of other investors. After learning of Madoff's actions, the Company offered to resolve any potential claims associated with the Spectrum investment for fifteen cents on the dollar. If all of the clients accepted this offer, the total settlement would be $1,402,500, of which $1,000,000 would be covered by the Company's errors and omissions professional liability insurance policy. The Company recognized an additional $200,000 expense for the settlements in 2008. As of February 25, 2009, 33 clients representing $7,600,200 of investments in Spectrum have accepted the settlement offer and signed a release. Of the remaining five clients, three of whom invested a total of $750,000 have indicated their intention of accepting the 15% settlement and two, representing an investment of $1,000,000 are still deciding whether or not to accept the settlement offer.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Partners of
Commonwealth Financial Network℠
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

In planning and performing our audit of the financial statements of Commonwealth Financial Network℠, a Registered Service Mark for Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company") for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making periodic computation of minimum financial requirements pursuant to Regulation 1.17. Because the Company is not engaged in soliciting or in accepting orders for the purchase or sale of any commodity for future delivery on or subject to the rules of any contract market or derivatives transaction execution facility and; in or in conjunction with such solicitation or acceptance of orders, nor does it accept any money, securities, or property (or extend credit in lieu thereof) to margin, guarantee, or secure any trades or contracts that result or may result there from, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder and the segregation of funds based upon such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's and CFTC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2008 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2008. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 25, 2009

COMMONWEALTH FINANCIAL NETWORK℠
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2008

Schedule I

Total partners' equity		$ 6,602,852
Subordinated loans for equity capital		31,705,000
Total capital and allowable subordinated liabilities		38,307,852
Less: non-allowable assets for the Statement of Financial Condition		25,488,433
Net capital before haircuts on securities		12,819,419
Less: haircuts on securities		1,440,437
Net capital		11,378,982
Less: Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 3,064,769	
or Minimum dollar net capital requirement	100,000	3,064,769
Excess net capital		$ 8,314,213
Aggregate indebtedness		$ 45,971,528
Percentage of aggregate indebtedness to net capital		404%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See Independent Auditors' Report.

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

COMMONWEALTH FINANCIAL NETWORK[SM]
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2008

Schedule III

Balance, beginning of year	$ 27,205,000
Additions	4,500,000
Subtractions	-
Balance, end of year	$ 31,705,000

See Independent Auditors' Report.